PARTNERS

JOHN ADEBIYI¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 21, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accounting Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sungy Mobile Limited (CIK No. 0001584133)

Response to the Staff’s Comments Dated November 20, 2013

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, Sungy Mobile Limited (formerly named Sungy Data Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 4 to the registration statement on Form F-1 (the “Registration Statement Amendment No. 4”) via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Registration Statement No. 4, the Company is hereby in this letter setting forth the Company’s responses to the comments received from the staff of the Commission (the “Staff”) in the letter dated November 20, 2013. The Staff’s comments are repeated below in bold and followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in Registration Statement Amendment No. 4.

U.S. Securities and Exchange Commission

November 21, 2013

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included an updated consent from KPMG Huazhen (SGP).

The Company respectfully advises the Staff that the Company plans to price this offering on Thursday, November 21, 2013, subject to market conditions and resolution of any further comments the Staff may have. The Company respectfully advises the Staff that it has requested for the acceleration of the effectiveness of the Registration Statement at 5:30 p.m., Eastern Standard Time on November 21, 2013. The Company greatly appreciates the Staff’s continuing support and assistance.

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Prospectus Summary, page 1

1.	For balance, state in your summary that all of your revenues are derived from your VIEs and that one VIE owns a majority of the domain names, trademarks and facilities necessary for daily operation, and holds the ICP license and the SP license necessary to conduct your operations in China. Include disclosure that, however, due to the restrictions imposed by China, you are not intending to finance the activities of your variable interest entities with the proceeds of this offering.

In response to the Staff’s comment, the Company has added the requested disclosure on page 2 of Registration Statement Amendment No. 4.

Corporate History and Structure, page 4

2.	Clarify that you have one operational subsidiary, or WFOE, in China and its purpose and function outside of holding VIE agreements with the VIEs.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 4 and 65 of Registration Statement Amendment No. 4.

U.S. Securities and Exchange Commission

November 21, 2013

3.	Tell us the purpose of your non-operational WFOE.

The Company respectfully advises the Staff that its non-operational WFOE, Beijing XMedia Science and Technology Co., Ltd., used to have a software research and development team when the Company acquired it in 2008 and 2009 (as disclosed on page 65 of Registration Statement Amendment No. 4). However, because of the unsuccessful commercialization of the software product, Beijing XMedia Science and Technology Co., Ltd.’s research and development personnel later either joined the Company’s existing research and development department for other projects or left the Company. As a result, the WFOE entity became a dormant company and has remained non-operational to date.

Use of Proceeds, page 56

4.	Please revise your disclosure to state how you intend to fund your PRC operations. Disclose the approved business scope of your WFOE and identify how, if true, the scope includes the ability to support, fund, or otherwise benefit the operations of the VIEs. We note your statement on page 42 that if you fail to obtain PRC approvals, your ability to use the proceeds you receive from your initial public offering and to capitalize or otherwise fund your PRC operations may be negatively affected, which could materially and adversely affect your liquidity and your ability to fund and expand your business. In this respect, “PRC operations,” appears to include your VIEs, since the majority of your assets, revenue and operations are in your VIEs. However, you state on page 41 that due to PRC restrictions, you are not likely to finance the activities of your variable interest entities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 42 and 56 of Registration Statement Amendment No. 4.

The Company respectfully advises the Staff that the approved business scope of its operating WFOE, Jiubang Computer, includes research and development of computer software, providing computer information technology service and technology consulting service, and selling products and services provided by the company. The Company further advises the Staff that Jiubang Computer’s services and support to the VIEs in accordance with the master exclusive service agreement and the business cooperation agreement that Jiubang Computer has entered into with the VIEs falls within the approved business scope of Jiubang Computer. The Company advises that Jiubang Computer provided support to the VIEs in the past through RMB loans to the shareholders of the VIEs solely for the purpose of capitalizing the VIEs. Due to PRC legal restrictions on loans in foreign currencies extended to any PRC domestic companies, and because the VIEs are now generally able to conduct business with revenues generated from their own daily operations, the Company does not intend to finance the activities of VIEs with the net proceeds of this offering.

U.S. Securities and Exchange Commission

November 21, 2013

*        *        *

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4850 (work) or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Yuqiang Deng, Chief Executive Officer, Sungy Mobile Limited
Winston Li, Chief Financial Officer, Sungy Mobile Limited
David Kong, Partner, KPMG Huazhen (SGP)
Francis Duan, Partner, KPMG Huazhen (SGP)
Leiming Chen, Partner, Simpson Thacher & Bartlett LLP